Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2017
MONACO--(GLOBE NEWSWIRE - February 14, 2018) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three months and year ended December 31, 2017.
Results for the three months ended December 31, 2017 and 2016
For the three months ended December 31, 2017, the Company's adjusted net loss (see Non-IFRS Measures section below) was $39.2 million, or $0.14 basic and diluted loss per share, which excludes from the net loss (i) $1.3 million of transaction costs related to the previously announced merger with Navig8 Product Tankers Inc ("NPTI") (see Merger with Navig8 Product Tankers Inc below) and (ii) a $1.0 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $2.3 million, or $0.01 per basic and diluted share. For the three months ended December 31, 2017, the Company had a net loss of $41.5 million, or $0.15 basic and diluted loss per share.
For the three months ended December 31, 2016, the Company's adjusted net loss (see Non-IFRS Measures section below) was $29.4 million, or $0.18 basic and diluted loss per share, which excludes a $0.2 million, or $0.00 per basic and diluted share, unrealized loss on derivative financial instruments. For the three months ended December 31, 2016, the Company had a net loss of $29.7 million, or $0.18 basic and diluted loss per share.
Results for the years ended December 31, 2017 and 2016
For the year ended December 31, 2017, the Company's adjusted net loss was $101.7 million (see Non-IFRS Measures section below), or $0.47 basic and diluted loss per share, which excludes from the net loss (i) a $23.3 million loss on sales of vessels, (ii$36.1 million of transaction costs related to the previously announced merger with NPTI, (iii) a $5.4 million gain recorded on the previously announced purchase of the four NPTI subsidiaries that own four LR1 tankers, and (iv) a $2.5 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company's net loss by $56.5 million, or $0.26 per basic and diluted share. For the year ended December 31, 2017, the Company had a net loss of $158.2 million, or $0.73 basic and diluted loss per share.
For the year ended December 31, 2016, the Company's adjusted net loss (see Non-IFRS Measures section below) was $10.7 million, or $0.07 basic and diluted loss per share, which excludes (i) a $2.1 million loss on sales of vessels, (ii) an aggregate write-off of $14.5 million of deferred financing fees, (iii) a $1.4 million unrealized gain on derivative financial instruments and (iv) a $1.0 million aggregate gain recorded on the repurchase of $10.0 million aggregate principal amount of the Company's Convertible Notes. The adjustments resulted in an aggregate decrease of the Company's net loss by $14.2 million, or $0.08 per basic and diluted share. For the year ended December 31, 2016, the Company had a net loss of $24.9 million, or $0.15 basic and diluted loss per share.
Emanuele Lauro, chief executive officer and chairman of the board commented, “During the fourth quarter of 2017,  we incurred some additional costs and reductions in revenue from the integration of the NPTI fleet.  We believe that these steps were important in order to better capitalize on the improving product tanker market fundamentals. This improvement is being reflected in higher asset values and higher spot and forward time charter rates."
Declaration of Dividend
On February 13, 2018, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 27, 2018 to all shareholders as of March 12, 2018 (the record date). As of February 13, 2018, there were 326,507,544 shares outstanding.

Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.6 million and $22.3 million during the three months and year ended December 31, 2017, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months and year ended December 31, 2017, the Company's basic weighted average number of shares were 283,668,720 and 215,333,402, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months and year ended December 31, 2017 as the Company incurred net losses.
For the three months and year ended December 31, 2016, the Company's basic weighted average number of shares were 161,868,161 and 161,118,654, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months and year ended December 31, 2016 as the Company incurred net losses.
As of the date hereof, the Convertible Notes are not eligible for conversion.
Summary of Recent and Fourth Quarter Significant Events

•
Below is a summary of the average daily TCE revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the first quarter of 2018 as of the date hereof (See 'Other operating data' table below for definition of daily TCE revenue):

•	For the LR2s in the pool: approximately $15,000 per day for 60% of the days.

•	For the LR1s in the pool: approximately $9,500 per day for 60% of the days.

•	For the MRs in the pool: approximately $14,750 per day for 60% of the days.

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $12,000 per day for 60% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the fourth quarter of 2017:

•	For the LR2s in the pools: $15,465 per revenue day (includes the LR2s purchased from NPTI and operated in the Navig8 Alpha8 pool for a portion of the fourth quarter 2017).

•	For the LR1s in the pools: $11,408 per revenue day (includes the LR1s purchased from NPTI and operated in the Navig8 LR8 pool for a portion of the fourth quarter 2017).

•	For the MRs in the pool: $12,012 per revenue day.

•	For the ice-class 1A and 1B Handymaxes in the pool: $10,140 per revenue day.

•
Raised estimated net proceeds of $99.5 million in an underwritten public offering of 34.5 million shares of common stock (including 4.5 million shares of common stock that were issued when the underwriters fully exercised their option to purchase additional shares) at an offering price of $3.00 per share. Scorpio Services Holding Limited (a related party affiliate) purchased 6.7 million of these shares at the offering price. This offering, including the exercise of the underwriters’ overallotment option, closed in December 2017.

•
Accepted delivery of STI Donald C Trauscht, STI Esles II and STI Jardins, three MR product tankers that were under construction, from Hyundai Mipo Dockyard Co. Ltd. of South Korea ("HMD"). STI Donald C Trauscht was delivered in October 2017; STI Esles II and STI Jardins were both delivered in January 2018. As part of these deliveries, the Company drew down $20.7 million, $21.5 million and $21.5 million in October 2017, December 2017, and January 2018, respectively, from its 2017 Credit Facility to partially finance the purchase of these vessels.

•
Closed on the previously announced finance lease arrangements for STI Onyx and STI Amber in October and November 2017, respectively, which raised $15.2 million in additional liquidity after the repayment of debt.

•	Paid a quarterly cash dividend on the Company's common stock of $0.01 per share in December 2017.
Merger with Navig8 Product Tankers Inc
On May 23, 2017, the Company entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers for 55 million common shares of the Company and the assumption of NPTI's debt. The merger was consummated as follows:

•
On May 30, 2017, the Company issued 50 million shares of common stock in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the merger with NPTI.

•
On June 14, 2017, the Company acquired certain of NPTI’s subsidiaries that own four LR1 tankers for an aggregate acquisition price of $156.0 million, consisting of $42.2 million of cash and $113.8 million of assumed indebtedness (including accrued interest). The cash portion of the acquisition price (after considering cash flows from operations) formed part of the balance sheet of the combined company upon the closing of the merger on September 1, 2017.

•	On September 1, 2017, the Company acquired the remaining eight LR1 and 15 LR2 tankers upon the closing of the merger.

•
During the fourth quarter of 2017, certain vessels acquired from NPTI transitioned technical managers and/or transitioned from trading crude oil to clean products.  The Company incurred approximately $3.1 million of additional costs as a result of these transitions and also incurred delays as the cargo tanks were cleaned.  In addition, for a portion of the quarter, certain of these vessels operated outside of the Scorpio pools in the spot market at below market rates before regaining their vettings. The costs are discussed below under 'Explanation of Variances on the Fourth Quarter of 2017 Financial Results Compared to the Fourth Quarter of 2016'.

Finance Lease Agreements
In September 2017, the Company entered into finance lease agreements for five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with an unaffiliated third party for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017. The financing for STI Onyx closed in October 2017 and the financing for STI Amber closed in November 2017. The Company's liquidity increased by $36.5 million in aggregate ($21.3 million in the third quarter of 2017 and $15.2 million in the fourth quarter of 2017), after the repayment of outstanding debt, as a result of the closing of these transactions.
Each agreement is for a fixed term of seven years at a bareboat charter rate of $9,025 per vessel per day, and the Company has three consecutive one-year options to extend each charter beyond the initial term. Furthermore, the Company has the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement (as applicable).
As a result of these transactions, the Company repaid the outstanding debt balance of (i) $44.6 million in aggregate for three vessels on its 2016 Credit Facility in September 2017, (ii) $13.8 million on its HSH Credit Facility for one vessel in October 2017 and (iii) $14.9 million on its 2016 Credit Facility for one vessel in November 2017. These agreements are being accounted for as financing transactions.
Time Charter-in Update
In February 2018, the Company entered into a new time charter-in agreement on a 2013 built, LR2 product tanker for six months at $14,300 per day. The Company has an option to extend the charter for an additional six months at $15,310 per day. This vessel is expected to be delivered before the end of March 2018.
In January 2018, the Company entered into a new time charter-in agreement on a 2012 built, MR product tanker for one year at $14,000 per day. The Company has an option to extend the charter for an additional year at $14,400 per day. This vessel is expected to be delivered before the end of March 2018.
In November 2017, the Company exercised the option to extend the time charter on a 2013 built, MR product tanker for an additional six months at $13,250 per day effective December 2017. The Company also has an option to extend the charter for an additional year at $14,500 per day.
In November 2017, the Company exercised the option to extend the charter on a 2015 built, LR2 product tanker that is currently time chartered-in for an additional six months at $15,750 per day effective January 2018.
In November 2017, the Company entered into a new time charter-in agreement on a 2013 built, MR product tanker that was previously time chartered-in by the Company for one year at $13,950 per day effective January 2018. The Company has an option to extend the charter for an additional year at $15,750 per day.

$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014 and (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017.
In April 2017, the Company acquired an aggregate of 250,419 of its Unsecured Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the cash tender offer of such notes. The remaining notes matured in October 2017 and were repaid in full.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Conference Call
The Company has scheduled a conference call on February 14, 2018 at 9:00 AM Eastern Standard Time and 3:00 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 5389004
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/568uhhv6
Current Liquidity
As of February 13, 2018, the Company had $187.9 million in unrestricted cash and cash equivalents.
Drydock Update
Five of the Company’s 2012 built MR product tankers were drydocked in accordance with their scheduled, class required special survey during the third quarter of 2017 and a portion of October 2017. These vessels were offhire for an aggregate of 102 days and the aggregate drydock cost was $6.4 million.
The Company has five MRs that are scheduled for drydock throughout 2018 and estimates that these vessels will be offhire for an aggregate of 100 days with estimated aggregate drydock costs of approximately $4.0 million.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

In millions of U.S. dollars	Outstanding as of September 30, 2017	Drawdowns and (repayments), net	Outstanding as of December 31, 2017	Drawdowns and (repayments), net	Outstanding as of February 13, 2018
K-Sure Credit Facility(1)	$283.5	$(43.5)	$240.0	$—	$240.0
KEXIM Credit Facility	333.0	—	333.0	(4.3)	328.7
Credit Suisse Credit Facility	53.5	—	53.5	—	53.5
ABN AMRO Credit Facility	115.5	(2.2)	113.3	(1.7)	111.6
ING Credit Facility	109.9	—	109.9	—	109.9
BNP Paribas Credit Facility (1)	31.0	11.6	42.6	—	42.6
Scotiabank Credit Facility	28.8	—	28.8	—	28.8
NIBC Credit Facility	34.7	—	34.7	—	34.7
2016 Credit Facility (2)	216.2	(20.2)	196.0	—	196.0
HSH Nordbank Credit Facility (3)	29.7	(14.3)	15.4	(0.4)	15.0
2017 Credit Facility (4)	101.8	40.0	141.8	20.3	162.1
DVB 2017 Credit Facility	79.9	(1.5)	78.4	(1.5)	76.9
Credit Agricole Credit Facility	110.0	(2.1)	107.9	—	107.9
ABN AMRO/K-Sure Credit Facility	54.3	(0.9)	53.4	—	53.4
Citi/K-Sure Credit Facility	114.1	(2.0)	112.1	—	112.1
Ocean Yield Sale and Leaseback	173.3	(2.7)	170.6	(0.9)	169.7
CMBFL Sale and Leaseback	68.0	(1.1)	66.9	—	66.9
BCFL Sale and Leaseback (LR2s)	109.9	(1.8)	108.1	(0.6)	107.5
CSSC Sale and Leaseback	268.1	(4.3)	263.8	(1.4)	262.4
BCFL Sale and Leaseback (MRs)(5)	66.6	42.6	109.2	(0.9)	108.3
2020 senior unsecured notes	53.8	—	53.8	—	53.8
2017 senior unsecured notes (6)	45.5	(45.5)	—	—	—
2019 senior unsecured notes	57.5	—	57.5	—	57.5
Convertible Notes	348.5	—	348.5	—	348.5
	$2,887.1	$(47.9)	$2,839.2	$8.6	$2,847.8

(1)
In December 2017, the Company refinanced the amounts borrowed relating to STI Soho under its K-Sure Credit Facility by repaying $13.3 million on the K-Sure Credit Facility and drawing $13.2 million on the BNP Paribas Credit Facility. The BNP Paribas Credit Facility was amended and restated to upsize its availability for purposes of this refinancing. The upsized portion of the credit facility bears interest at LIBOR plus a margin of 2.30%, and the remaining terms and conditions, including financial covenants, are similar to the facility that was in place prior to the refinancing. The Company wrote off $0.5 million of deferred financing fees during the fourth quarter of 2017 as a result of this transaction.

(2)
In November 2017, the Company repaid $14.9 million on its 2016 Credit Facility as a result of the closing of the previously announced finance lease for STI Amber. The Company wrote off $0.2 million of deferred financing fees during the fourth quarter of 2017 as a result of this transaction.

(3)
In October 2017, the Company repaid $13.8 million on its HSH Credit Facility as a result of the closing of the previously announced finance lease for STI Onyx. The Company wrote off $0.2 million of deferred financing fees during the fourth quarter of 2017 as a result of this transaction.

(4)
The Company drew down $20.7 million, $21.5 million and $21.5 million from its 2017 Credit Facility in October 2017, December 2017 and January 2018, respectively, to partially finance the purchases of STI Donald C Trauscht, STI Esles II and STI Jardins, respectively.

(5)
In September 2017, the Company entered into finance lease agreements with BCFL for five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) for a sales price of $27.5 million per vessel. The financing for three of the vessels closed in September 2017. The financing for one of the vessels closed in October 2017, and the financing for the remaining vessel closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and the Company has three consecutive one year options to extend each charter beyond the initial term. The Company also has the option to purchase these vessels beginning at the end of the fifth year of each agreement through the end of the tenth year of each agreement. A deposit of $5.1 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement (as applicable). These agreements are being accounted for as financing transactions.

(6)	In October 2017, the Company's Unsecured Senior Notes due 2017 matured and were repaid in full.

Set forth below are the expected, estimated future principal repayments on the Company's outstanding indebtedness which includes amounts due under sale and finance leaseback arrangements:

In millions of U.S. dollars
Q1 2018 - principal payments made to date	$12.9
Q1 2018 - remaining principal payments	33.8
Q2 2018	33.2
Q3 2018	51.1
Q4 2018	39.0
Q1 2019	63.6
Q2 2019	123.2
Q3 2019	411.9
Q4 2019	38.7
2020 and thereafter	2,053.2

$2,860.6

Newbuilding Program
As of December 31, 2017, the Company had two MR product tankers under construction with HMD. Both of these vessels, STI Esles II and STI Jardins, were delivered in January 2018. The Company refers to these vessels as its Newbuilding Program, which concluded upon the delivery of STI Jardins.
During the fourth quarter of 2017, the Company made installment payments of $54.1 million relating to vessels under its Newbuilding Program, which included the delivery of STI Donald C Trauscht in October 2017 and the final installment for STI Esles II, which was paid in December 2017 in advance of its delivery in January 2018.
During January 2018, the Company paid $23.5 million as the final installment for the delivery of STI Jardins.
As part of these deliveries, the Company drew down $20.7 million, $21.5 million and $21.5 million in October 2017, December 2017 and January 2018, respectively, from its 2017 Credit Facility to partially finance the purchase of these vessels.

Explanation of Variances on the Fourth Quarter of 2017 Financial Results Compared to the Fourth Quarter of 2016
For the three months ended December 31, 2017, the Company recorded a net loss of $41.5 million compared to a net loss of $29.7 million for the three months ended December 31, 2016. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended December 31, 2017 and 2016:

	For the three months ended December 31,
In thousands of U.S. dollars	2017	2016
Vessel revenue	$148,394	$106,068
Voyage expenses	(3,013)	(420)
TCE revenue	$145,381	$105,648

•
TCE revenue increased $39.7 million to $145.4 million from $105.6 million for the three months ended December 31, 2017 and 2016, respectively. This increase was driven by the growth of the Company's fleet to an average of 125.5 operating vessels during the three months ended December 31, 2017 from an average of 92.7 operating vessels during the three months ended December 31, 2016. This growth was the result of the merger with NPTI, which closed on September 1, 2017, and the delivery of eight vessels under our Newbuilding Program throughout 2017. TCE revenue per day remained consistent with the fourth quarter of 2016, which reflects unfavorable market conditions that have been driven by an unfavorable supply and demand imbalance that began in 2016 and has persisted throughout 2017.

•
Vessel operating costs increased $27.9 million to $74.8 million from $46.9 million for the three months ended December 31, 2017 and 2016, respectively. This increase was the result of an increase in the average number of owned and bareboat chartered-in vessels to 116.7 vessels from 77.0 vessels for the three months ended December 31, 2017 and 2016, respectively. This fleet growth was primarily the result of the merger with NPTI, which closed on September 1, 2017 in addition to the delivery of eight vessels under the Company's Newbuilding Program throughout 2017. Additionally, the Company incurred approximately $1.2 million of take over costs for 10 vessels acquired from NPTI that transitioned technical management during the fourth quarter. These costs include additional crew severance and repatriation costs along with the costs for new spares, stores and other supplies but exclude termination fees of $0.4 million which were charged by the various technical managers and have been recorded as Merger transaction related costs, discussed below.

•
Voyage expenses increased $2.6 million to $3.0 million from $0.4 million for the three months ended December 31, 2017 and 2016, respectively. This increase was primarily the result of certain vessels acquired from NPTI that traded in the spot market during the fourth quarter of 2017 as these vessels transitioned technical managers or transitioned from trading crude oil to clean products. The vessels that transitioned from trading crude oil to clean products incurred approximately $0.7 million of bunker costs and port charges while their tanks were cleaned over an aggregate period of 72 days. These vessels also incurred an additional $0.7 million of directly attributable tank cleaning costs (such as labor and materials), which have been recorded as Merger transaction related costs, discussed below.

•
Charterhire expense decreased $5.6 million to $18.0 million from $23.5 million for the three months ended December 31, 2017 and 2016, respectively. This decrease was driven by lower average daily base rates on the Company's time chartered-in fleet to an average of $13,681 per vessel per day from an average of $16,262 per vessel per day for the three months ended December 31, 2017 and 2016, respectively. The Company's time and bareboat chartered-in fleet increased to an average of 18.8 vessels, (8.8 time chartered-in vessels and 10.0 bareboat chartered-in vessels) from an average of 15.7 time chartered-in vessels for the three months ended December 31, 2017 and 2016, respectively. There were no bareboat chartered-in vessels during the three months ended December 31, 2016. The average daily base rate for the Company's bareboat chartered-in fleet was $7,362 per vessel per day for the three months ended December 31, 2017.

•
Depreciation expense increased $12.8 million to $43.5 million from $30.7 million for the three months ended December 31, 2017 and 2016, respectively. This increase was primarily driven by the delivery of two LR2 and six MR tankers under the Company's Newbuilding Program during the year ended December 31, 2017, the delivery of the four LR1 vessels acquired from NPTI in June 2017, and the delivery of eight LR1 and 15 LR2 vessels acquired from NPTI in September 2017. These deliveries were offset by the sales of five MR vessels during 2017.

•
Merger transaction related costs of $1.3 million during the three months ended December 31, 2017 represent (i) $0.4 million of termination fees incurred to transition the technical management of certain vessels acquired from NPTI, (ii) approximately $0.7 million of costs directly attributable to the cleaning of the cargo tanks of certain vessels acquired from NPTI in order to transition these vessels from trading crude oil to trading clean products (includes directly attributable labor and materials costs but excludes bunker and port costs) and (iii) legal and advisory costs incurred as part of the merger with NPTI.

•
Financial expenses increased $17.0 million to $38.6 million from $21.7 million for the three months ended December 31, 2017 and 2016, respectively. Financial expenses during the three months ended December 31, 2017 reflect a $1.0 million write-off of deferred financing fees that was recorded during the three months ended December 31, 2017. There were no write-offs of deferred financing fees during the three months ended December 31, 2016. The increase in financial expenses, after removing the effect of deferred financing fee write-offs, was primarily a result of (i) increased interest expense incurred as a result of the assumption of $806.4 million of indebtedness upon the closing of the merger with NPTI on September 1, 2017 and (ii) increases in LIBOR rates when compared to the fourth quarter of 2016.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2017	2016	2017	2016
Revenue
Vessel revenue	$148,394	$106,068	$512,732	$522,747

Operating expenses
Vessel operating costs	(74,824)	(46,933)	(231,227)	(187,120)
Voyage expenses	(3,013)	(420)	(7,733)	(1,578)
Charterhire	(17,959)	(23,521)	(75,750)	(78,862)
Depreciation	(43,535)	(30,686)	(141,418)	(121,461)
General and administrative expenses	(11,370)	(12,306)	(47,511)	(54,899)
Loss on sales of vessels	—	—	(23,345)	(2,078)
Merger transaction related costs	(1,299)	—	(36,114)	—
Bargain purchase gain	—	—	5,417	—
Total operating expenses	(152,000)	(113,866)	(557,681)	(445,998)
Operating (loss) / income	(3,606)	(7,798)	(44,949)	76,749
Other (expense) and income, net
Financial expenses	(38,619)	(21,667)	(116,240)	(104,048)
Realized loss on derivative financial instruments	—	—	(116)	—
Unrealized (loss) / gain on derivative financial instruments	—	(229)	—	1,371
Financial income	384	50	1,538	1,213
Other expenses, net	332	(22)	1,527	(188)
Total other expense, net	(37,903)	(21,868)	(113,291)	(101,652)
Net loss	$(41,509)	$(29,666)	$(158,240)	$(24,903)

Loss per share

Basic	$(0.15)	$(0.18)	$(0.73)	$(0.15)
Diluted	$(0.15)	$(0.18)	$(0.73)	(0.15)
Basic weighted average shares outstanding	283,668,720	161,868,161	215,333,402	161,118,654
Diluted weighted average shares outstanding (1)	283,668,720	161,868,161	215,333,402	161,118,654

(1) The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes were excluded from the computation of diluted earnings per share for the three months and year ended December 31, 2017 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of both the unvested shares of restricted stock and our Convertible Notes) were 321,904,030 and 255,402,180 for the three months and year ended December 31, 2017, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$186,462	$99,887
Accounts receivable	65,458	42,329
Prepaid expenses and other current assets	17,720	9,067
Derivative financial instruments	—	116
Inventories	9,713	6,122
Total current assets	279,353	157,521
Non-current assets
Vessels and drydock	4,090,094	2,913,254
Vessels under construction	55,376	137,917
Other assets	50,684	21,495
Goodwill	11,482	—
Restricted cash	11,387	—
Total non-current assets	4,219,023	3,072,666
Total assets	$4,498,376	$3,230,187
Current liabilities
Current portion of long-term debt	$113,036	$353,012
Finance lease liability	50,146	—
Accounts payable	13,044	9,282
Accrued expenses	32,838	23,024
Total current liabilities	209,064	385,318
Non-current liabilities
Long-term debt	1,937,018	1,529,669
Finance lease liability	666,993	—
Total non-current liabilities	2,604,011	1,529,669
Total liabilities	2,813,075	1,914,987
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	3,766	2,247
Additional paid-in capital	2,283,591	1,756,769
Treasury shares	(443,816)	(443,816)
Accumulated deficit	(158,240)	—
Total shareholders' equity	1,685,301	1,315,200
Total liabilities and shareholders' equity	$4,498,376	$3,230,187

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016
Operating activities
Net loss	$(158,240)	$(24,903)
Loss on sales of vessels	23,345	2,078
Depreciation	141,418	121,461
Amortization of restricted stock	22,385	30,207
Amortization of deferred financing fees	13,381	14,149
Write-off of deferred financing fees	2,467	14,479
Bargain purchase gain	(5,417)	—
Share-based transaction costs	5,973	—
Unrealized gain on derivative financial instruments	—	(1,371)
Amortization of acquired time charter contracts	—	65
Accretion of Convertible Notes	12,211	11,562
Accretion of fair value measurement on debt assumed from NPTI	1,478	—
Gain on repurchase of Convertible Notes	—	(994)
	59,001	166,733
Changes in assets and liabilities:
(Increase) / decrease in inventories	(1,319)	564
(Increase) / decrease in accounts receivable	(1,478)	26,688
Decrease / (increase) in prepaid expenses and other current assets	12,219	(5,546)
(Increase) / decrease in other assets	(22,651)	2,045
Increase / (decrease) in accounts payable	3,694	(2,487)
Decrease in accrued expenses	(7,665)	(9,486)
	(17,200)	11,778
Net cash inflow from operating activities	41,801	178,511
Investing activities
Acquisition of vessels and payments for vessels under construction	(258,311)	(126,842)
Proceeds from disposal of vessels	127,372	158,175
Net cash paid for the merger with NPTI	(23,062)	—
Drydock payments	(5,922)	—
Net cash (outflow) / inflow from investing activities	(159,923)	31,333
Financing activities
Debt repayments	(546,296)	(753,431)
Issuance of debt	525,642	565,028
Debt issuance costs	(11,758)	(10,679)
Increase in restricted cash	(2,279)	—
Repayment of Convertible Notes	—	(8,393)
Gross proceeds from issuance of common stock	303,500	—
Equity issuance costs	(15,056)	(24)
Dividends paid	(9,561)	(86,923)
Redemption of NPTI Redeemable Preferred Shares	(39,495)	—
Repurchase of common stock	—	(16,505)
Net cash inflow / (outflow) from financing activities	204,697	(310,927)
Increase / (decrease) in cash and cash equivalents	86,575	(101,083)
Cash and cash equivalents at January 1,	99,887	200,970
Cash and cash equivalents at December 31,	$186,462	$99,887

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2017
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2017	2016	2017	2016
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$46,464	$29,997	$174,307	$230,307

Average Daily Results
Time charter equivalent per day(2)	$12,805	$12,465	$13,146	$15,783
Vessel operating costs per day(3)	$6,971	$6,623	$6,559	$6,576

LR2
TCE per revenue day (2)	$15,005	$14,523	$14,849	$20,280
Vessel operating costs per day(3)	$7,187	$6,916	$6,705	$6,734
Average number of owned or finance leased vessels	38.0	21.0	27.5	20.3
Average number of time chartered-in vessels	1.0	2.0	1.2	2.0

LR1
TCE per revenue day (2)	$11,275	$14,856	$11,409	$17,277
Vessel operating costs per day(3)	$7,488	$—	$7,073	$—
Average number of owned or finance leased vessels	12.0	—	4.9	—
Average number of time chartered-in vessels	—	1.0	0.4	0.9

MR
TCE per revenue day (2)	$12,377	$11,981	$12,975	$14,898
Vessel operating costs per day(3)	$6,662	$6,510	$6,337	$6,555
Average number of owned or finance leased vessels	42.7	42.0	41.7	43.4
Average number of time chartered-in vessels	5.9	7.7	6.7	5.2
Average number of bareboat chartered-in vessels	3.0	—	2.1	—

Handymax
TCE per revenue day (2)	$10,747	$11,129	$11,706	$12,615
Vessel operating costs per day(3)	$6,956	$6,522	$6,716	$6,404
Average number of owned or finance leased vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	2.0	5.0	2.0	4.6
Average number of bareboat chartered-in vessels	7.0	—	6.1	—

Fleet data
Average number of owned or finance leased vessels	106.7	77.0	88.0	77.7
Average number of time chartered-in vessels	8.8	15.7	10.3	12.7
Average number of bareboat chartered-in vessels	10.0	—	8.2	—

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$1,197	$—	$6,353	$—

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of February 13, 2018

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,995	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	Spot (7)	MR
59	STI Jardins	2018	49,990	1B	Spot (7)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	Time Charter (8)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2

96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
101	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
102	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
103	STI Goal	2016	113,000	—	SLR2P (4)	LR2
104	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
105	STI Guard	2016	113,000	—	SLR2P (4)	LR2
106	STI Guide	2016	113,000	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,195

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (9)
	Time or bareboat chartered-in vessels
110	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	Time charter	$11,250	13-May-18	(10)
111	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	Time charter	$11,250	13-Mar-18	(10)
112	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
113	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
114	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
115	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(11)
116	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(11)
117	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(11)
118	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(11)
119	Miss Benedetta	2012	47,499	—	SMRP (2)	MR	Time charter	$14,000	31-Mar-19	(12)
120	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(13)
121	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(13)
122	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(13)
123	Vukovar	2015	49,990	—	SMRP (2)	MR	Time charter	$17,034	01-May-18
124	Zefyros	2013	49,999	—	SMRP (2)	MR	Time charter	$13,250	08-June-18	(14)
125	Gan-Trust	2013	51,561	—	SMRP (2)	MR	Time charter	$13,950	06-Jan-18	(15)
126	CPO New Zealand	2011	51,717	—	SMRP (2)	MR	Time charter	$15,250	12-Sep-18	(16)
127	CPO Australia	2011	51,763	—	SMRP (2)	MR	Time charter	$15,250	01-Sep-18	(16)
128	Ance	2006	52,622	—	SMRP (2)	MR	Time charter	$13,500	12-Oct-18	(17)
129	Densa Alligator	2013	105,708	—	SLR2P (4)	LR2	Time charter	$14,300	08-Sep-18	(18)
130	Densa Crocodile	2015	105,408	—	SLR2P (4)	LR2	Time charter	$15,750	06-Jul-18	(19)

	Total time or bareboat chartered-in DWT		1,055,690

	Total Fleet DWT		8,938,885

(1)
This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management, or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is operated by SCM. SLR1P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)
This vessel is currently employed under a short-term time charter-out agreement with an unrelated third party, following which this vessel is expected enter the SMRP. We consider short-term time charters (less than one year) as spot market voyages.

(8)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(9)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(10)	We have an option to extend the charter for an additional year at $13,250 per day.
(11)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(12)
In January 2018, we entered into a time charter-in agreement for one year at $14,000 per day. We have an option to extend the charter for an additional year at $14,400 per day. This vessel is expected to be delivered before the end of March 2018.

(13)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(14)
In November 2017, we declared the option to extend this charter for an additional six months at $13,250 per day effective December 2017. We have an option to extend the charter for an additional year at $14,500 per day.

(15)	In November 2017, we extended the time charter-in agreement for one year at $13,950 per day. We have an option to extend the charter for an additional year at $15,750 per day.
(16)	We have an option to extend the charter for an additional year at $16,000 per day.
(17)	We have an option to extend the charter for an additional year at $15,000 per day.
(18)
In February 2018, we entered into a time charter-in agreement for six months at $14,300 per day. We also have an option to extend the charter for an additional six months at $15,310 per day. This vessel is expected to be delivered before the end of March 2018.

(19)	In November 2017, we declared the option to extend this charter for an additional six months at $15,750 per day effective January 2018.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2016 and 2017 were as follows:

Date paid	Dividends per share
March 2016	$0.125
June 2016	$0.125
September 2016	$0.125
December 2016	$0.125
March 2017	$0.010
June 2017	$0.010
September 2017	$0.010
December 2017	$0.010

On February 13, 2018, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 27, 2018 to all shareholders as of March 12, 2018 (the record date). As of February 13, 2018, there were 326,507,544 shares outstanding.

Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017.
In April 2017, the Company acquired an aggregate of 250,419 of its Unsecured Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the cash tender offer of such notes. These remaining notes matured in October 2017 and were repaid in full.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers, 14 Handymax tankers) with an average age of 2.5 years and time or bareboat charters-in 21 product tankers (two LR2 tankers, ten MR tankers and nine Handymax tankers). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of time charter equivalent revenue, adjusted net income or loss with the adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
Time charter equivalent revenue is reconciled above in the section entitled 'Explanation of Variances on the Fourth Quarter of 2017 Financial Results Compared to the Fourth Quarter of 2016'.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended December 31, 2017
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(41,509)	$(0.15)		$(0.15)
Adjustments:
Deferred financing fees write-off	970	0.00		0.00
Merger transaction related costs	1,299	0.00		0.00
Adjusted net loss	$(39,240)	$(0.14)	(1)	$(0.14)

	For the three months ended December 31, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(29,666)	$(0.18)	$(0.18)
Adjustment:
Unrealized loss on derivative financial instruments	229	—	—
Adjusted net loss	$(29,437)	$(0.18)	$(0.18)

	For the year ended December 31, 2017
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(158,240)	$(0.73)	$(0.73)
Adjustments:
Deferred financing fees write-off	2,467	0.01	0.01
Merger transaction related costs	36,114	0.17	0.17
Bargain purchase gain	(5,417)	(0.03)	(0.03)
Loss on sales of vessels	23,345	0.11	0.11
Adjusted net loss	$(101,731)	$(0.47)	$(0.47)

	For the year ended December 31, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(24,903)	$(0.15)	$(0.15)
Adjustments:
Deferred financing fees write-off	14,479	0.09	0.09
Unrealized gain on derivative financial instruments	(1,371)	(0.01)	(0.01)
Gain on repurchase of Convertible Notes	(994)	(0.01)	(0.01)
Loss on sales of vessels	2,078	0.01	0.01
Adjusted net loss	$(10,711)	$(0.07)	$(0.07)

(1) Summation differences due to rounding

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2017	2016
Net loss	$(41,509)	$(29,666)	$(158,240)	$(24,903)
Financial expenses	38,619	21,667	116,240	104,048
Unrealized loss / (gain) on derivative financial instruments	—	229	—	(1,371)
Financial income	(384)	(50)	(1,538)	(219)
Depreciation	43,535	30,686	141,418	121,461
Merger transaction related costs	1,299	—	36,114	—
Bargain purchase gain	—	—	(5,417)	—
Amortization of restricted stock	4,904	7,131	22,385	30,207
Loss on sales of vessels	—	—	23,345	2,078
Gain on repurchase of Convertible Notes (recorded within Financial income)	—	—	—	(994)
Adjusted EBITDA	$46,464	$29,997	$174,307	$230,307

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of our operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. (“NPTI”) and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers’ filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616